SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated May 21, 2020	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: May 22, 2020

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for Second Quarter Fiscal Year 2020

- Second Quarter 2020 Net Revenue Up 8.1% Year-Over-Year to $41.9 Million -

- Second Quarter 2020 Gross Profit Up 38.1% Year-Over-Year to $21.4 Million -

- Second Quarter 2020 Operating Income was $1.3 Million, Compared with Operating Loss of $4.1 Million in the Prior Year Period -

- Second Quarter 2020 Net Income attributable to CDEL was $4.3 Million, Compared with Net Loss attributable to CDEL of $3.9 Million in the Prior Year Period -

BEIJING —May 21, 2020— China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced unaudited financial results for the second quarter of fiscal year 2020 ended March 31, 2020.

Second Quarter Fiscal 2020 Financial and Operational Highlights

•	Net revenue increased by 8.1% to $41.9 million from $38.8 million in the prior year period.

•	Total course enrollments were 1,276,000, an increase of 98.7% from the second quarter of fiscal 2019.

•	Cash receipts from online course registration were $37.3 million, a 34.5% decrease from the second quarter of fiscal 2019.

•	Gross profit increased by 38.1% to $21.4 million from $15.5 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 38.4% to $21.4 million from $15.5 million in the prior year period.

•	Gross margin was 51.0%, compared with 39.9% in the prior year period. Non-GAAP[1] gross margin was 51.1%, compared with 39.9% in the prior year period.

•	Operating income was $1.3 million, compared with operating loss of $4.1 million in the prior year period.

•	Non-GAAP[1] operating income was $2.0 million, compared with non-GAAP[1] operating loss of $3.6 million in the prior year period.

•	Net income attributable to CDEL was $4.3 million, compared with net loss attributable to CDEL of $3.9 million in the prior year period.

•	Non-GAAP[1] net income attributable to CDEL was $5.0 million, compared with non- GAAP[1] net loss attributable to CDEL of $3.4 million in the prior year period.

•

Basic and diluted net income per American Depositary Share (“ADS”) attributable to CDEL were $0.126 and $0.125, respectively, compared with basic and diluted net loss per ADS attributable to CDEL of $0.116 for the second quarter of fiscal 2019. Each ADS represents four ordinary shares.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•

Basic and diluted non-GAAP[1] net income per ADS attributable to CDEL were $0.149 and $0.147, respectively, compared with basic and diluted non-GAAP[1] net loss per ADS attributable to CDEL of $0.101, for the second quarter of fiscal 2019.

•	Cash flow from operations decreased by 28.7% to $11.7 million from $16.5 million in the second quarter of fiscal 2019.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “In the second quarter of fiscal 2020, we delivered year-over-year revenue growth of 8.1%, within our guidance range. The second quarter revenue growth was driven primarily by the healthy revenue growth of our industry-leading accounting vertical. In concert with our responsive measures to support our students across China during the Coronavirus Disease 2019 or COVID-19 epidemic, we offered free online courses to students in Hubei province, and significant discounts for certain online exam preparation courses to students outside Hubei, providing students with convenient access to high-quality online professional education at a time when offline classes were restricted. This initiative quickly attracted students across China to our online learning platform. As a result, our paid enrollments nearly doubled year-over-year in the second quarter, dramatically expanding our student base. While our efforts to support students during the COVID-19 outbreak negatively impacted our second quarter revenue and cash receipts growth, they underscore our commitment to social responsibility, our vision to cultivate online learning as a lifestyle, and our aim to be our students’ life-long education partner of choice.”

Mr. Zhu concluded, “In the second quarter of fiscal 2020, we officially commenced the third decade as China’s preeminent provider of online professional education. During the past 20 years, CDEL has honed its comprehensive life-long learning ecosystem, as we consistently deliver best-of-breed educational content and integrate new technologies into our learning solutions. Looking ahead, we will remain focused on developing our life-long learning ecosystem, which now spans four key industry verticals – accounting, healthcare, engineering and construction, and legal; and provides students with a diverse portfolio of curricula that accommodates their different learning needs, styles and preferences. As online education continues to evolve and become a more widely accepted learning method, we are ready to leverage our extensive experience and compelling value proposition to serve a broader student audience, helping them achieve positive learning outcomes and realize continued advancement in their chosen careers.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, added, “The second quarter of fiscal 2020 marks the fourth consecutive quarter of year-over-year improvement in operating margins. We are particularly pleased to report improved profitability in our second fiscal quarter, given the challenges we faced during the COVID-19 epidemic. Our profitability improvement demonstrates the resilience of our business model, coupled with our effective execution of cost control measures. With the second half of our fiscal year well underway, we will continue to proactively manage expenses while maintaining operating efficiency, with a goal of balancing our growth and profitability.”

Second Quarter Fiscal 2020 Financial Results

Net Revenue. Total net revenue increased by 8.1% to $41.9 million in the second quarter of fiscal 2020 from $38.8 million in the second quarter of fiscal 2019. Net revenue from online education services, books and reference materials, and other sources contributed 79.8%, 11.7% and 8.5%, respectively, of total net revenues for the second quarter of fiscal 2020.

Online education services. Net revenue from online education services increased by 19.9% to $33.4 million in the second quarter of fiscal 2020 from $27.9 million in the second quarter of fiscal 2019, mainly due to healthy revenue growth from the accounting vertical.

Books and reference materials. Net revenue from books and reference materials decreased by 9.6% to $4.9 million in the second quarter of fiscal 2020 from $5.4 million in the second quarter of fiscal 2019, primarily attributable to the delay in publication of certain Legal Professional Qualification Examination books, due to the impact of COVID-19.

Others. Net revenue from other sources decreased by 34.6% to $3.6 million in the second quarter of fiscal 2020 from $5.5 million in the second quarter of fiscal 2019, primarily due to a significant decrease in revenue from sale of college-related learning simulation software, resulting from the impact of COVID-19.

Cost of Sales. Cost of sales decreased by 11.9% to $20.5 million in the second quarter of fiscal 2020, from $23.3 million in the second quarter of fiscal 2019. Non-GAAP1 cost of sales decreased by 12.1% to $20.5 million in the second quarter of fiscal 2020, from $23.3 million in the second quarter of fiscal 2019. The decrease in cost of sales was primarily attributable to a decrease in salaries and related expenses, cost of purchase related to sale of learning simulation software, rental and related expenses, and lecture fees.

Gross Profit and Gross Margin. Gross profit was $21.4 million in the second quarter of fiscal 2020, up 38.1% from $15.5 million in the prior year period. Non-GAAP1 gross profit was $21.4 million, increasing by 38.4% from $15.5 million in the prior year period. Gross margin was 51.0% in the second quarter of fiscal 2020, compared with 39.9% in the second quarter of fiscal 2019. Non-GAAP1 gross margin was 51.1% in the second quarter of fiscal 2020, compared with 39.9% in the second quarter of fiscal 2019.

Operating Expenses. Total operating expenses increased by 4.7% to $21.3 million in the second quarter of fiscal 2020, from $20.4 million in the prior year period. Non-GAAP1 total operating expenses increased by 4.0% to $20.7 million in the second quarter of fiscal 2020, from $19.9 million in the prior year period.

Selling expenses. Selling expenses increased by 10.7% to $15.3 million in the second quarter of fiscal 2020 from $13.8 million in the prior year period. Non-GAAP1 selling expenses increased by 10.5% to $15.3 million in the second quarter of fiscal 2020, from $13.8 million in the prior year period. The increase was primarily driven by higher advertising and promotional expenses, the increase in commission to agents, and higher rental and related expenses, partially offset by a decrease in salaries and related expenses.

General and administrative expenses. General and administrative expenses decreased by 7.7% to $6.1 million in the second quarter of fiscal 2020 from $6.6 million in the prior year period. Non-GAAP1 general and administrative expenses decreased by 10.7% to $5.4 million in the second quarter of fiscal 2020, from $6.1 million in the prior year period. The decrease was mainly due to lower salaries and related expenses.

Income Tax (Expenses) Benefit. Income tax expense was $0.7 million in the second quarter of fiscal 2020, compared with income tax benefit of $1.3 million in the prior year period, primarily due to the taxable income in the second quarter of fiscal 2020.

Net Income (Loss) Attributable to CDEL. As a result of the foregoing, net income attributable to CDEL was $4.3 million in the second quarter of fiscal 2020, compared with net loss attributable to CDEL of $3.9 million in the prior year period. Non-GAAP1 net income attributable to CDEL was $5.0 million in the second quarter of fiscal 2020, compared with non-GAAP1 net loss attributable to CDEL of $3.4 million in the prior year period.

Operating Cash Flow. Net operating cash inflow decreased by 28.7% to $11.7 million in the second quarter of fiscal 2020 from $16.5 million in the prior year period. The operating cash inflow was mainly attributable to net income before non-cash items generated in the second quarter of fiscal 2020. The decrease in prepayments and other current assets, the increase in accrued expenses and other liabilities, and the decrease/increase in amount due from/to related parties also contributed to the operating cash inflow. The operating cash inflow was partially offset by the increase in inventories and the decrease in deferred tax liabilities.

Cash and Cash Equivalents, Term Deposits, Restricted Cash and Short-term Investments. Cash and cash equivalents, term deposits, restricted cash and short-term investments as of March 31, 2020 decreased by 10.8% to $130.2 million from $145.9 million as of December 31, 2019, mainly due to (i) the repayment of offshore loans of $20.4 million, (ii) the repayment of onshore loan of $1.1 million, (iii) the payment of an investment of $0.7 million and (iv) the capital expenditure of $1.2 million. The decrease was partially offset by the operating cash inflow generated in the second quarter of fiscal 2020.

First Six Months of Fiscal 2020 Financial Results

Net Revenue. Total net revenue increased by 14.6% to $93.3 million in the first six months of fiscal 2020 from $81.4 million in the first six months of fiscal 2019. Net revenue from online education services, books and reference materials, and other sources contributed 72.8%, 9.9% and 17.3%, respectively, of total net revenues for the first six months of fiscal 2020.

Online education services. Net revenue from online education services increased by 28.4% to $67.9 million in the first six months of fiscal 2020 from $52.9 million in the first six months of fiscal 2019.

Books and reference materials. Net revenue from books and reference materials decreased by 21.7% to $9.2 million in the first six months of fiscal 2020 from $11.8 million in the first six months of fiscal 2019.

Others. Net revenue from other sources decreased by 3.3% to $16.1 million in the first six months of fiscal 2020 from $16.7 million in the first six months of fiscal 2019.

Cost of Sales. Cost of sales decreased by 5.6% to $46.1 million in the first six months of fiscal 2020 from $48.9 million in the first six months of fiscal 2019. Non-GAAP1 cost of sales decreased by 5.7% to $46.1 million in the first six months of fiscal 2020, from $48.9 million in the first six months of fiscal 2019.

Gross Profit and Gross Margin. Gross profit was $47.2 million in the first six months of fiscal 2020, up 45.2% from $32.5 million in the prior year period. Non-GAAP1 gross profit was $47.2 million, increasing by 45.2% from $32.5 million in the prior year period. Gross margin was 50.6% in the first six months of fiscal 2020, compared with 39.9% in the first six months of fiscal 2019. Non-GAAP1 gross margin was 50.6% in the first six months of fiscal 2020, compared with 40.0% in the first six months of fiscal 2019.

Operating Expenses. Total operating expenses increased by 11.9% to $46.1 million in the first six months of fiscal 2020, from $41.2 million in the prior year period. Non-GAAP1 total operating expenses increased by 11.7% to $44.9 million in the first six months of fiscal 2020, from $40.2 million in the prior year period.

Selling expenses. Selling expenses increased by 21.8% to $34.4 million in the first six months of fiscal 2020 from $28.3 million in the prior year period. Non-GAAP1 selling expenses increased by 21.8% to $34.4 million in the first six months of fiscal 2020, from $28.3 million in the prior year period.

General and administrative expenses. General and administrative expenses decreased by 9.9% to $11.6 million in the first six months of fiscal 2020 from $12.9 million in the prior year period. Non-GAAP1 general and administrative expenses decreased by 12.3% to $10.5 million in the first six months of fiscal 2020, from $11.9 million in the prior year period.

Income Tax (Expenses) Benefit. Income tax expense was $0.7 million in the first six months of fiscal 2020, compared with income tax benefit of $0.4 million in the prior year period.

Net Income (Loss) Attributable to CDEL. As a result of the foregoing, net income attributable to CDEL was $2.5 million in the first six months of fiscal 2020, compared with net loss attributable to CDEL of $2.0 million in the prior year period. Non-GAAP1 net income attributable to CDEL was $3.8 million in the first six months of fiscal 2020, compared with non-GAAP1 net loss attributable to CDEL of $1.0 million in the prior year period.

Operating Cash Flow. Net operating cash inflow decreased by 15.9% to $34.7 million in the first six months of fiscal 2020 from $41.3 million in the prior year period.

Outlook

For the third quarter of fiscal 2020, the Company expects to generate total net revenue in the range of $50.6 million to $53.7 million, representing year-over-year decline of approximately 18% to 13%, respectively.

For fiscal year 2020, the Company decided to withdraw its previous revenue guidance in consideration of uncertainties related to the impact of COVID-19, including the postponement of certain professional examinations, the schedule of reopening of schools, and the schedule of resumption of provision of offline training courses, among others.

The above guidance reflects the Company’s current and preliminary view, which is subject to change, particularly in consideration of uncertainties related to the impact of COVID-19, among others.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Friday, May 22, 2020 (8:00 p.m. Beijing Time on Friday, May 22, 2020) to discuss financial results and answer questions from investors and analysts. Details for the conference call are as follows:

Event Title:	China Distance Education Holdings Limited Second Quarter of Fiscal 2020 Earnings Conference Call
Conference ID:	9088678
Registration Link:	http://apac.directeventreg.com/registration/event/9088678

All participants must use the link provided above to complete the online registration process at least 20 minutes in advance of the conference call. Upon registering, each participant will receive a participant dial-in number, Direct Event passcode, and a unique registrant ID, which will be used to join the conference call.

A telephone replay will be available two hours after the call until May 29, 2020 by dialing:

US Toll Free: +1-855-452-5696

International: +61-2-8199-0299

Mainland China: 400-632-2162

Hong Kong, China: 800-963-117

United Kingdom: 0808-234-0072

Replay Passcode: 9088678

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal and other industries. The Company also offers online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, and practical accounting training courses for college students and working professionals. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2020 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the impact of COVID-19 on our businesses; the solutions we adopt to address such impact of COVID-19; the revision of revenue guidance; balancing growth and profitability; as well as the anticipated benefits of strategic growth initiatives, including the promotion of the Company’s life-long learning ecosystem) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 outbreak, our goals and growth strategies; future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; anticipated benefits of acquisition or disposal of businesses, competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income attributable to CDEL, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin attributable to CDEL, operating margin, gross profit margin, and basic and diluted earnings per ADS and per share attributable to CDEL. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such items may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

In China:

China Distance Education Holdings Limited

Jiao Jiao

Tel: +86-10-8231-9999 ext. 1826

Email: IR@cdeledu.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-6508-0677

E-mail: dl@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 212-481-2050

Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2019	March 31, 2020
Assets:
Current assets:
Cash and cash equivalents	67,977	84,282
Term deposits	—	7,061
Restricted cash	38,358	13,760
Short-term investments	22,118	25,071
Accounts receivable, net of allowance for doubtful accounts of US$1,570 and US$1,282 as of March 31, 2020 and September 30, 2019, respectively	7,330	6,741
Inventories	4,232	6,162
Prepayment and other current assets	26,732	30,184
Amounts due from related parties	515	624
Deferred cost	1,427	2,248

Total current assets	168,689	176,133

Non-current assets:
Property, plant and equipment, net	37,935	41,283
Operating lease right of use asset	—	33,596
Goodwill, net	74,829	75,536
Long term investments	25,379	26,089
Other intangible assets, net	30,113	26,274
Deposit for purchase of non-current assets	4,448	1,671
Deferred tax assets	3,865	3,163
Other non-current assets	10,092	8,208

Total non-current assets	186,661	215,820

Total assets	355,350	391,953

Liabilities and equity:
Current liabilities:
Bank borrowings	38,502	6,016
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$44,058 and US$35,491 as of March 31, 2020 and September 30, 2019, respectively)	38,267	44,459
Amount due to related parties	600	2,338
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$5,228 and US$8,188 as of March 31, 2020 and September 30, 2019, respectively)	10,899	8,545
Deferred revenue, current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$86,914 and US$93,364 as of March 31, 2020 and September 30, 2019, respectively)	94,202	87,682
Refundable fees—current portion (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$174 and US$435 as of March 31, 2020 and September 30, 2019, respectively)	435	174
Dividend payable	—	19,621
Operating lease liability—current portion (including operating lease liability of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$8,876 and nil as of March 31, 2020 and September 30, 2019, respectively)	—	9,521

Total current liabilities	182,905	178,356

Non-current liabilities:
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$68,292 and US$33,564 as of March 31, 2020 and September 30, 2019, respectively)	33,564	68,292
Refundable fees—non—current portion (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$4,257 and US$2,440 as of March 31, 2020 and September 30, 2019, respectively)	2,440	4,257
Deferred tax liabilities	12,695	7,175

Operating lease liability—non-current portion (including operating lease liability of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$22,904 and nil as of March 31, 2020 and September 30, 2019, respectively)	—	23,357

Total non-current liabilities	48,699	103,081

Total liabilities	231,604	281,437

Equity:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 135,320,433 and 134,210,745 shares issued and outstanding at March 31, 2020 and September 30, 2019, respectively)	13	14
Additional paid-in capital	24,507	25,910
Accumulated other comprehensive loss	(12,357)	(10,087)
Retained earnings	60,668	43,595

Total China Distance Education Holdings Limited shareholder’s equity	72,831	59,432
Noncontrolling interests	50,915	51,084

Total equity	123,746	110,516

Total liabilities and equity	355,350	391,953

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2019	2020
Sales, net of business tax, value-added tax and related surcharges:
Online education services	27,878	33,420
Books and reference materials	5,401	4,881
Others	5,482	3,586
- Sale of learning simulation software	1,962	143
- Business start-up training services	692	675
- Others	2,828	2,768

Total net revenues	38,761	41,887

Cost of sales
Cost of services and others	(19,453)	(16,764)
Cost of tangible goods sold	(3,826)	(3,746)

Total cost of sales	(23,279)	(20,510)

Gross profit	15,482	21,377

Operating expenses
Selling expenses	(13,801)	(15,275)
General and administrative expenses	(6,581)	(6,075)

Total operating expenses	(20,382)	(21,350)
Other operating income	842	1,303

Operating (loss)/income	(4,058)	1,330

Interest income	524	723
Interest expense	(796)	(259)
Exchange (loss)/gain	(2,177)	1,554

(Loss)/income before income taxes	(6,507)	3,348
Income tax benefit/(expense)	1,335	(730)
Loss from equity method investments	(642)	(162)

Net (loss)/ income	(5,814)	2,456
Net loss attributable to noncontrolling interest	1,939	1,803

Net (loss)/income attributable to China Distance Education Holdings Limited	(3,875)	4,259

Net (loss)/income per share attributable to China Distance Education Holdings Limited:
Net (loss)/income attributable to China Distance Education Holdings Limited shareholders
Basic	(0.029)	0.031
Diluted	(0.029)	0.031

Net (loss)/income per ADS attributable to China Distance Education Holdings Limited:
Net (loss)/income attributable to China Distance Education Holdings Limited shareholders
Basic	(0.116)	0.126
Diluted	(0.116)	0.125

Weighted average shares used in calculating net (loss)/income per share attributable to China Distance Education Holdings Limited:
Basic	133,009,706	133,939,623
Diluted	133,009,706	135,468,910

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Six Months Ended March 31,
	2019	2020
Sales, net of business tax, value-added tax and related surcharges:
Online education services	52,921	67,943
Books and reference materials	11,806	9,244
Others	16,657	16,111
- Sale of learning simulation software	6,965	6,462
- Business start-up training services	1,372	1,651
- Others	8,320	7,998

Total net revenues	81,384	93,298

Cost of sales
Cost of services and others	(41,626)	(38,171)
Cost of tangible goods sold	(7,262)	(7,958)

Total cost of sales	(48,888)	(46,129)

Gross profit	32,496	47,169

Operating expenses
Selling expenses	(28,285)	(34,446)
General and administrative expenses	(12,907)	(11,633)

Total operating expenses	(41,192)	(46,079)
Other operating income	2,465	2,326

Operating (loss)/income	(6,231)	3,416

Interest income	1,188	1,370
Interest expense	(1,590)	(685)
Gain from deconsolidation of a subsidiary	6,869	—
Exchange loss	(2,101)	(910)

(Loss)/income before income taxes	(1,865)	3,191
Income tax benefit/(expense)	383	(696)
Loss from equity method investments	(363)	(277)

Net (loss)/income	(1,845)	2,218
Net (income)/loss attributable to noncontrolling interest	(117)	330

Net (loss)/income attributable to China Distance Education Holdings Limited	(1,962)	2,548

Net (loss)/income per share attributable to China Distance Education Holdings Limited:
Net (loss)/income attributable to China Distance Education Holdings Limited shareholders
Basic	(0.015)	0.019
Diluted	(0.015)	0.019

Net (loss)/income per ADS attributable to China Distance Education Holdings Limited:
Net (loss)/income attributable to China Distance Education Holdings Limited shareholders
Basic	(0.059)	0.076
Diluted	(0.059)	0.076

Weighted average shares used in calculating net (loss)/income per share attributable to China Distance Education Holdings Limited:
Basic	132,901,311	133,710,889
Diluted	132,901,311	134,953,440

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2019	2020
	(Unaudited )	(Unaudited )

Cost of sales	23,279	20,510
Share-based compensation expense in cost of sales	—	45
Non-GAAP cost of sales	23,279	20,465

Selling expenses	13,801	15,275
Share-based compensation expense in selling expenses	—	18
Non-GAAP selling expenses	13,801	15,257

General and administrative expenses	6,581	6,075
Share-based compensation expense in general and administrative expenses	506	653
Non-GAAP general and administrative expenses	6,075	5,422

Gross profit	15,482	21,377
Share-based compensation expenses	—	45
Non-GAAP gross profit	15,482	21,422

Gross profit margin	39.9%	51.0%
Non-GAAP gross profit margin	39.9%	51.1%

Operating (loss)/income	(4,058)	1,330
Share-based compensation expenses	506	716
Non-GAAP operating (loss)/income	(3,552)	2,046

Operating margin	(10.5%)	3.2%
Non-GAAP operating margin	(9.2%)	4.9%

Net (loss)/income attributable to CDEL	(3,875)	4,259
Share-based compensation expense	506	716
Non-GAAP net (loss)/income attributable to CDEL	(3,369)	4,975

Net (loss)/income margin attributable to CDEL	(10.0%)	10.2%
Non-GAAP net (loss)/income margin attributable to CDEL	(8.7%)	11.9%

Net (loss)/income per share attributable to CDEL—basic	(0.029)	0.031
Net (loss)/income per share attributable to CDEL—diluted	(0.029)	0.031
Non-GAAP net (loss)/income per share attributable to CDEL—basic	(0.025)	0.037
Non-GAAP net (loss)/income per share attributable to CDEL—diluted	(0.025)	0.037

Net (loss)/income per ADS attributable to CDEL shareholders—basic (note 1)	(0.116)	0.126
Net (loss)/income per ADS attributable to CDEL shareholders—diluted (note 1)	(0.116)	0.125
Non-GAAP net (loss)/income per ADS attributable to CDEL shareholders—basic (note 1)	(0.101)	0.149
Non-GAAP net (loss)/income per ADS attributable to CDEL shareholders—diluted (note 1)	(0.101)	0.147

Weighted average shares used in calculating basic net (loss)/income per share attributable to CDEL	133,009,706	133,939,623
Weighted average shares used in calculating diluted net (loss)/income per share attributable to CDEL	133,009,706	135,468,910
Weighted average shares used in calculating basic non-GAAP net (loss)/income per share attributable to CDEL	133,009,706	133,939,623
Weighted average shares used in calculating diluted non-GAAP net (loss)/income per share attributable to CDEL	133,009,706	135,468,910

Note 1: Each ADS represents four ordinary shares

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Six Months Ended March 31,
	2019	2020
	(Unaudited)	(Unaudited)
Cost of sales	48,888	46,129
Share-based compensation expense in cost of sales	23	50
Non-GAAP cost of sales	48,865	46,079

Selling expenses	28,285	34,446
Share-based compensation expense in selling expenses	10	21
Non-GAAP selling expenses	28,275	34,425

General and administrative expenses	12,907	11,633
Share-based compensation expense in general and administrative expenses	979	1,169
Non-GAAP general and administrative expenses	11,928	10,464

Gross profit	32,496	47,169
Share-based compensation expenses	23	50
Non-GAAP gross profit	32,519	47,219

Gross profit margin	39.9%	50.6%
Non-GAAP gross profit margin	40.0%	50.6%

Operating (loss)/income	(6,231)	3,416
Share-based compensation expenses	1,012	1,240
Non-GAAP operating (loss)/income	(5,219)	4,656

Operating margin	(7.7%)	3.7%
Non-GAAP operating margin	(6.4%)	5.0%

Net (loss)/income attributable to CDEL	(1,962)	2,548
Share-based compensation expense	1,012	1,240
Non-GAAP net (loss)/income attributable to CDEL	(950)	3,788

Net (loss)/income margin attributable to CDEL	(2.4%)	2.7%
Non-GAAP net (loss)/income margin attributable to CDEL	(1.2%)	4.1%

Net (loss)/income per share attributable to CDEL—basic	(0.015)	0.019
Net (loss)/income per share attributable to CDEL—diluted	(0.015)	0.019
Non-GAAP net (loss)/income per share attributable to CDEL—basic	(0.007)	0.028
Non-GAAP net (loss)/income per share attributable to CDEL—diluted	(0.007)	0.028

Net (loss)/income per ADS attributable to CDEL shareholders—basic (note 1)	(0.059)	0.076
Net (loss)/income per ADS attributable to CDEL shareholders—diluted (note 1)	(0.059)	0.076
Non-GAAP net (loss)/income per ADS attributable to CDEL shareholders—basic (note 1)	(0.029)	0.113
Non-GAAP net (loss)/income per ADS attributable to CDEL shareholders—diluted (note 1)	(0.029)	0.112

Weighted average shares used in calculating basic net (loss)/income per share attributable to CDEL	132,901,311	133,710,889
Weighted average shares used in calculating diluted net (loss)/income per share attributable to CDEL	132,901,311	134,953,440
Weighted average shares used in calculating basic non-GAAP net (loss)/income per share attributable to CDEL	132,901,311	133,710,889
Weighted average shares used in calculating diluted non-GAAP net (loss)/income per share attributable to CDEL	132,901,311	134,953,440

Note 1: Each ADS represents four ordinary shares.